                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                          Access Pharmaceuticals, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.04 per share
                         (Title of Class of Securities)

                                    00431M100
                                 (CUSIP Number)

        Nicholas R. Madonia, 30 Outwater Lane, Garfield, New Jersey 07026
                                 (201) 546-5535
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

             _______________________________________________________
             (Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO. 00431M100                                           Page 2 of __ Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Nicholas R. Madonia individually and as trustee for The Blech Family Trust, The Sentinel Charitable Remainder Trust, The Freedom Charitable Remainder Trust, The Century Charitable Remainder Trust, The Beacon Charitable Remainder Trust, The Frontier Charitable Remainder Trust, The Ocean Charitable Remainder Trust, The Oak Charitable Remainder Trust and The Celestial Charitable Remainder Trust.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                         (b) /x/

3   SEC USE ONLY


4   SOURCE OF FUNDS*

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                       / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

                    7   SOLE VOTING POWER
NUMBER OF SHARES        6,617,729 shares

  BENEFICIALLY      8   SHARED VOTING POWER
                        -0-
  OWNED BY EACH
                    9   SOLE DISPOSITIVE POWER
REPORTING PERSON        6,617,729 shares

      WITH          10  SHARED DISPOSITIVE POWER
                        -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    6,617,729 shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    20.3%

14  TYPE OF REPORTING PERSON*

    OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

                                  SCHEDULE 13D
CUSIP NO. 00431M100                                           Page 3 of __ Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The Freedom Charitable Remainder Trust

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                         (b) /x/

3   SEC USE ONLY


4   SOURCE OF FUNDS*

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                       / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

                    7   SOLE VOTING POWER
NUMBER OF SHARES        21,428 exercised by Nicholas R. Madonia as trustee

  BENEFICIALLY      8   SHARED VOTING POWER
                        -0-
  OWNED BY EACH
                    9   SOLE DISPOSITIVE POWER
REPORTING PERSON        21,428 exercised by Nicholas R. Madonia as trustee

      WITH          10  SHARED DISPOSITIVE POWER
                        -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    21,428 exercised by Nicholas R. Madonia as trustee

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    .07%

14  TYPE OF REPORTING PERSON*

    OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

                                  SCHEDULE 13D
CUSIP NO. 00431M100                                           Page 4 of __ Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The Blech Family Trust

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                         (b) /x/

3   SEC USE ONLY


4   SOURCE OF FUNDS*

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                       / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

                    7   SOLE VOTING POWER
NUMBER OF SHARES        2,923,891 exercised by Nicholas R. Madonia as trustee

  BENEFICIALLY      8   SHARED VOTING POWER
                        -0-
  OWNED BY EACH
                    9   SOLE DISPOSITIVE POWER
REPORTING PERSON        2,923,891 exercised by Nicholas R. Madonia as trustee

      WITH          10  SHARED DISPOSITIVE POWER
                        -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,923,891 exercised by Nicholas R. Madonia as trustee

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.3%

14  TYPE OF REPORTING PERSON*

    OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

                                  SCHEDULE 13D
CUSIP NO. 00431M100                                           Page 5 of __ Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The Celestial Charitable Remainder Trust

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                         (b) /x/

3   SEC USE ONLY


4   SOURCE OF FUNDS*

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                       / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

                    7   SOLE VOTING POWER
NUMBER OF SHARES        7,142 exercised by Nicholas R. Madonia as trustee

  BENEFICIALLY      8   SHARED VOTING POWER
                        -0-
  OWNED BY EACH
                    9   SOLE DISPOSITIVE POWER
REPORTING PERSON        7,142 exercised by Nicholas R. Madonia as trustee

      WITH          10  SHARED DISPOSITIVE POWER
                        -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,142 exercised by Nicholas R. Madonia as trustee

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.02%

14  TYPE OF REPORTING PERSON*

    OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

                                  SCHEDULE 13D
CUSIP NO. 00431M100                                           Page 6 of __ Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The Sentinel Charitable Remainder Trust

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                         (b) /x/

3   SEC USE ONLY


4   SOURCE OF FUNDS*

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                       / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

                    7   SOLE VOTING POWER
NUMBER OF SHARES        2,744,799 exercised by Nicholas R. Madonia as trustee

  BENEFICIALLY      8   SHARED VOTING POWER
                        -0-
  OWNED BY EACH
                    9   SOLE DISPOSITIVE POWER
REPORTING PERSON        2,744,799 exercised by Nicholas R. Madonia as trustee

      WITH          10  SHARED DISPOSITIVE POWER
                        -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,744,799 exercised by Nicholas R. Madonia as trustee

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.4%

14  TYPE OF REPORTING PERSON*

    OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

                                  SCHEDULE 13D
CUSIP NO. 00431M100                                           Page 7 of __ Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The Century Charitable Remainder Trust

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                         (b) /x/

3   SEC USE ONLY


4   SOURCE OF FUNDS*

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                       / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

                    7   SOLE VOTING POWER
NUMBER OF SHARES        580,142 exercised by Nicholas R. Madonia as trustee

  BENEFICIALLY      8   SHARED VOTING POWER
                        -0-
  OWNED BY EACH
                    9   SOLE DISPOSITIVE POWER
REPORTING PERSON        580,142 exercised by Nicholas R. Madonia as trustee

      WITH          10  SHARED DISPOSITIVE POWER
                        -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    580,142 exercised by Nicholas R. Madonia as trustee

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.8%

14  TYPE OF REPORTING PERSON*

    OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

                                  SCHEDULE 13D
CUSIP NO. 00431M100                                           Page 8 of __ Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The Beacon Charitable Remainder Trust

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                         (b) /x/

3   SEC USE ONLY


4   SOURCE OF FUNDS*

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                       / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

                    7   SOLE VOTING POWER
NUMBER OF SHARES        64,228 exercised by Nicholas R. Madonia as trustee

  BENEFICIALLY      8   SHARED VOTING POWER
                        -0-
  OWNED BY EACH
                    9   SOLE DISPOSITIVE POWER
REPORTING PERSON        64,228 exercised by Nicholas R. Madonia as trustee

      WITH          10  SHARED DISPOSITIVE POWER
                        -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    64,228 exercised by Nicholas R. Madonia as trustee

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.2%

14  TYPE OF REPORTING PERSON*

    OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

                                  SCHEDULE 13D
CUSIP NO. 00431M100                                           Page 9 of __ Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The Oak Charitable Remainder Trust

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                         (b) /x/

3   SEC USE ONLY


4   SOURCE OF FUNDS*

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                       / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

                    7   SOLE VOTING POWER
NUMBER OF SHARES        14,285 exercised by Nicholas R. Madonia as trustee

  BENEFICIALLY      8   SHARED VOTING POWER
                        -0-
  OWNED BY EACH
                    9   SOLE DISPOSITIVE POWER
REPORTING PERSON        14,285 exercised by Nicholas R. Madonia as trustee

      WITH          10  SHARED DISPOSITIVE POWER
                        -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    14,285 exercised by Nicholas R. Madonia as trustee

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.05%

14  TYPE OF REPORTING PERSON*

    OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

                                  SCHEDULE 13D
CUSIP NO. 00431M100                                          Page 10 of __ Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The Ocean Charitable Remainder Trust

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                         (b) /x/

3   SEC USE ONLY


4   SOURCE OF FUNDS*

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                       / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

                    7   SOLE VOTING POWER
NUMBER OF SHARES        185,714 exercised by Nicholas R. Madonia as trustee

  BENEFICIALLY      8   SHARED VOTING POWER
                        -0-
  OWNED BY EACH
                    9   SOLE DISPOSITIVE POWER
REPORTING PERSON        185,714 exercised by Nicholas R. Madonia as trustee

      WITH          10  SHARED DISPOSITIVE POWER
                        -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    185,714 exercised by Nicholas R. Madonia as trustee

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.6%

14  TYPE OF REPORTING PERSON*

    OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

                                  SCHEDULE 13D
CUSIP NO. 00431M100                                          Page 11 of __ Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The Frontier Charitable Remainder Trust

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                         (b) /x/

3   SEC USE ONLY


4   SOURCE OF FUNDS*

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                       / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

                    7   SOLE VOTING POWER
NUMBER OF SHARES        57,300 exercised by Nicholas R. Madonia as trustee

  BENEFICIALLY      8   SHARED VOTING POWER
                        -0-
  OWNED BY EACH
                    9   SOLE DISPOSITIVE POWER
REPORTING PERSON        57,300 exercised by Nicholas R. Madonia as trustee

      WITH          10  SHARED DISPOSITIVE POWER
                        -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    57,300 exercised by Nicholas R. Madonia as trustee

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.2%

14  TYPE OF REPORTING PERSON*

    OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

     The following statement on Schedule 13D (the "Statement") with respect to the common stock, par value $.04 per share (the "Common Stock") of Access Pharmaceuticals, Inc. (the "Issuer") is being filed on behalf of The Freedom Charitable Remainder Trust, (the "Freedom Trust"), the Beacon Charitable Remainder Trust (the "Beacon Trust"), The Century Charitable Remainder Trust (the "Century Trust"), The Frontier Charitable Remainder Trust (the "Frontier Trust"), The Oak Charitable Remainder Trust (the "Oak Trust"), The Ocean Charitable Remainder Trust (the "Ocean Trust"), the Celestial Charitable Remainder Trust (the "Celestial Trust"), The Sentinel Charitable Remainder Trust (the "Sentinel Trust") and the Blech Family Trust (the "Blech Trust" and, together with the Freedom Trust, the Beacon Trust, the Century Trust, the Frontier Trust, the Oak Trust, the Ocean Trust, the Celestial Trust, and the Sentinel Trust, the "Trusts"), Nicholas R. Madonia, as trustee (the "Trustee") of the Trusts and Nicholas R. Madonia individually. This Statement supplements certain information contained in a Schedule 13D filed on June 28, 1990 on behalf of David Blech as trustee of the Sentinel Trust (the "Sentinel Statement"), and amendments thereto (the "Sentinel Amendments") relating to the common stock of Chemex Pharmaceuticals, Inc., a predecessor of the Issuer.

Item 1. Security and Issuer.

     This Statement relates to the Common Stock of the Issuer. The Issuer's principal executive offices are at 2600 Stemmons Freeway, Suite 176, Dallas, Texas 75207.

Item 2. Identity and Background.

     (a) This Statement is being filed on behalf of the Trusts, Nicholas R. Madonia, as Trustee of the Trusts and Nicholas R. Madonia as an individual.

     (b) The address of the Trusts and the business address of Nicholas R. Madonia is 30 Outwater Lane, Garfield, New Jersey 07026.

     (c) Mr. Madonia is a certified public accountant and a member of Madonia Pilles & Co., an accounting firm located at 30 Outwater Lane, Garfield, New Jersey 07026.

     (d)-(e) Mr. Madonia and the Trusts have not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor have Mr. Madonia and the Trusts, during such period, been a party to a civil proceeding of a judicial or administrative body and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Madonia is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     The Trusts have acquired, in private placement and open market purchases, a total of 5,398,929 shares of Common Stock for an aggregate purchase price of $6,851,097.04. Of such total, The Blech Trust has acquired 2,923,891 shares of Common Stock for a purchase price of $3,569,204.14; the Celestial Trust has acquired

7,142 shares of Common Stock for a purchase price of $5,000.00; the Sentinel Trust has acquired 1,544,799 shares of Common Stock for a purchase price of $2,381,360.00; the Century Trust has acquired 580,142 shares of Common Stock for a purchase price of $516,456.00; the Beacon Trust has acquired 64,228 shares of Common Stock for a purchase price of $116,334.95; the Oak Trust has acquired 14,285 shares of Common Stock for a purchase price of $10,000; the Ocean Trust has acquired 185,714 shares of Common Stock for a purchase price of $130,000; the Frontier Trust has acquired 57,300 shares of Common Stock for a purchase price of $107,741.95 and The Freedom Trust has acquired 21,428 Shares of Common Stock for a purchase price of $15,000.00. In addition, Mr. Madonia has personally acquired 18,800 shares of Common Stock for a purchase price of $20,000.

     With respect to each of the Trusts, the source of the funds required to acquire the shares of Common Stock was the funds of each such Trust. The source of the funds required to acquire the shares of Common Stock held by Mr. Madonia individually was the personal funds of Mr. Madonia.

     In addition, the Sentinel Trust and the Issuer entered into a Loan Agreement and a Conversion Agreement (both as defined in, and filed as exhibits to, the Sentinel Statement) pursuant to which loans made by the Sentinel Trust to the Issuer were convertible into units consisting of Common Stock and warrants to purchase Common Stock. In connection with the Loan Agreement and the Additional Loan (as defined in, and filed as an exhibit to, the Sentinel Amendments), the Sentinel Trust loaned the Issuer $2 million which loan was converted, pursuant to the Conversion Agreement, into one million shares of Common Stock and an option to purchase 500,000 units (as described below) at $2.50 per unit, which option, pursuant to a letter agreement (the "Letter Agreement") which amended the Conversion Agreement and Loan Agreement, expires on January 1, 1999. The 500,000 units consist of 500,000 shares of Common Stock, warrants which expire January 1, 2000 to buy 500,000 shares of Common Stock at a price of $6.35 per share and warrants which expire January 1, 2000 to buy 200,000 shares of Common Stock at a price of $2.50 per share.

Item 4. Purpose of Transaction.

     Mr. Madonia and the Trusts have no proposal or plan which would result in any of the transactions or events enumerated in paragraphs (a) through (j) of this item. The Trusts acquired the shares of Common Stock identified in this Statement for investment purposes. Notwithstanding the foregoing, Mr. Madonia, as Trustee of the Trusts, reserves the right at any time or from time to time to acquire additional shares of the capital stock of the Issuer or to dispose of any shares of capital stock of the Issuer in open market or privately negotiated transactions on terms deemed by him to be appropriate or to propose any of the transactions described in Item 4 to the Issuer's board of directors or to seek control of such board and thereafter to cause or seek to cause any of such transactions to take place.

Item 5. Interest in Securities of the Issuer.

     (a) The Trusts have acquired 5,398,929 shares of the Common Stock and Mr. Madonia has acquired 18,800 shares of the Common Stock. In addition, pursuant to the Letter Agreement, the Sentinel Trust has the option to purchase an additional 1,200,000 shares of Common Stock. Accordingly, Mr. Madonia, as Trustee and as an individual, is deemed to beneficially own 20.3% of the Common Stock outstanding based on 31,391,324 shares of Common Stock reported by the Issuer as outstanding on March 18, 1996 in its Annual Report on Form 10-K for the fiscal year ending December 31, 1996. The Freedom Trust, Celestial Trust, Century Trust, Beacon Trust, Oak Trust, Ocean Trust, Frontier Trust and Blech Trust have acquired 21,428, 7,142, 580,142, 64,228, 14,285, 185,714, 57,300 and
2,923,891 shares of Common Stock respectively, and, accordingly, beneficially own .07%, .02%, 1.8%, 0.2%, 0.05%, 0.6%, 0.2% and 9.3%, respectively of the
Common Stock outstanding. In addition, the Sentinel Trust, as owner of 1,544,799 shares of Common Stock and the holder of options to purchase an additional 1,200,000 shares of the Common Stock is deemed to beneficially own 8.4% of the Common Stock outstanding.

     In addition, the Trustee has been advised that David Blech, who is the grantor and, except with respect to the Blech Trust and the Beacon Trust, is the sole beneficiary during his lifetime (although no distributions have been made to him since mid-1994) of the Trusts, has acquired 5,000 shares of Common

Stock, and warrants exercisable into 600,000 shares of Common Stock. Accordingly, Mr. Blech is deemed to beneficially own 1.9% of the Common Stock outstanding. Furthermore, the Edward A. Blech Trust (the "EAB Trust"), of which Mr. Blech is grantor, and his son, Edward A. Blech, during Edward's lifetime, is sole beneficiary, has acquired 1,462,691 shares of Common Stock. Accordingly, the EAB Trust is the beneficial owner of 4.65% of the Common Stock outstanding. Pursuant to the terms of the EAB Trust, if the EAB Trust should acquire shares of Common Stock that would be significant from the viewpoint of voting control within the meaning of Section 675(4)(B) of the Internal Revenue Code, David Blech, as grantor of the EAB Trust, would have the power to direct or veto the investments or reinvestments of the EAB Trust in the Common Stock.

     (b) Mr. Madonia, as Trustee of the Trusts, has sole voting and dispositive power with respect to the 6,598,929 shares of Common Stock identified in this statement as beneficially held by the Trust and exercises such powers on behalf of the respective Trusts. Mr. Madonia also has sole voting and dispositive power with respect to the 18,800 shares of Common Stock held by Mr. Madonia individually. Mr. Blech has neither the power to vote or direct the vote of those shares of Common Stock held by the Trusts, nor does Mr. Blech have investment power with respect to, including the power to dispose of or direct the disposition of such shares of Common Stock held by the

Trusts. Accordingly, Mr. Blech disclaims beneficial ownership of such shares of Common Stock held by the Trusts.

     Nevertheless, at times, certain of the Trusts, in the sole discretion of the Trustee, follow the investment strategies of Mr. Blech, and, on occasion, the Trustee solicits Mr. Blech's advice with respect to prospective or existing investments by the Trusts. In all such circumstances, the Trustee is not bound in any manner to follow such advice given by Mr. Blech, and the Trustee has the sole power and responsibility with respect to any investments made by the Trusts.

     (c) There have been no transactions with respect to the securities of the Issuer by the Trusts and Mr. Madonia within the past 60 days.

     (d) No person other than Mr. Madonia has the right to receive or direct the receipt of dividends or sales proceeds of the Common Stock owned or sold by the Trusts or Mr. Madonia individually.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than the Letter Agreement and Conversion Agreement, Mr. Madonia and the Trusts are not parties to any contract, arrangement or understanding with any other person, including, without limitation, the Issuer, with respect to the securities of the Issuer.

Item 7. Material to be filed as Exhibits.

     1. Joint Filing Agreement.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 1997
                                        /s/ NICHOLAS R. MADONIA
                                        Nicholas R. Madonia

                                        THE FREEDOM CHARITABLE REMAINDER TRUST
                                        By: /s/ NICHOLAS R. MADONIA
                                            Nicholas R. Madonia, Trustee

                                        THE CELESTIAL CHARITABLE REMAINDER TRUST
                                        By: /s/ NICHOLAS R. MADONIA
                                            Nicholas R. Madonia, Trustee

                                        THE BLECH FAMILY TRUST
                                        By: /s/ NICHOLAS R. MADONIA
                                            Nicholas R. Madonia, Trustee

                                        THE CENTURY CHARITABLE REMAINDER TRUST
                                        By: /s/ NICHOLAS R. MADONIA
                                            Nicholas R. Madonia, Trustee

                                        THE BEACON CHARITABLE REMAINDER TRUST
                                        By: /s/ NICHOLAS R. MADONIA
                                            Nicholas R. Madonia, Trustee

                                        THE FRONTIER CHARITABLE REMAINDER TRUST
                                        By: /s/ NICHOLAS R. MADONIA
                                            Nicholas R. Madonia, Trustee

                                        THE OAK CHARITABLE REMAINDER TRUST
                                        By: /s/ NICHOLAS R. MADONIA
                                            Nicholas R. Madonia, Trustee

                                        THE OCEAN CHARITABLE REMAINDER TRUST
                                        By: /s/ NICHOLAS R. MADONIA
                                            Nicholas R. Madonia, Trustee

                                        THE SENTINEL CHARITABLE REMAINDER TRUST
                                        By: /s/ NICHOLAS R. MADONIA
                                            Nicholas R. Madonia, Trustee

                                  EXHIBIT INDEX

                      No.    Description               Page
                      -------------------------------------
                       1.    Joint Filing Agreement.

                                       20